                                                                    EXHIBIT 28.2

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                   Form 11-K



                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934




For the Fiscal Year Ended December 31, 1999
                          -----------------



Commission File Number 1-5881
                       ------




    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
    -----------------------------------------------------------------------
                           (Full Title of the Plan)



                     BROWN & SHARPE MANUFACTURING COMPANY
                              200 Frenchtown Road
                   North Kingstown, Rhode Island 02852-1700
                                (401) 886-2000

        (Name of Issuer and Address of its Principal Executive Office)

                                  SIGNATURES
                                  ----------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in North Kingstown, Rhode Island, on the 19th day of June 2000.


                                           BROWN & SHARPE SAVINGS AND RETIREMENT
                                           PLAN FOR MANAGEMENT EMPLOYEES


                                           By:  /s/ Alfred J. Corso
                                                -------------------
                                                Alfred J. Corso
                                                Controller
                                                (Principal Accounting Officer)

      BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES



                               Table of Contents
                               -----------------


                                                                            Page
                                                                            ----

Report of Ernst & Young LLP, Independent Auditors                              4


Audited Financial Statements:

     Statements of Net Assets Available for Benefits
          at December 31, 1999 and 1998                                        5

     Statements of Changes in Net Assets Available for
          Benefits for the Years Ended December 31, 1999 and 1998              5

     Notes to Financial Statements                                           6-9


Supplemental Schedule:

     Schedule H, Line 4i, Schedule of Assets Held for Investment
          Purposes at End of Year                                          10-11


Consent of Independent Auditors                                               12

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
               -------------------------------------------------



Brown & Sharpe Savings and Retirement Plan
 for Management Employees Committee
Brown & Sharpe Manufacturing Company


     We have audited the accompanying statements of net assets available for benefits of the Brown & Sharpe Savings and Retirement Plan for Management Employees as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year, as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                       ERNST & YOUNG LLP
Providence, Rhode Island
May 25, 2000

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
    -----------------------------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------


                                                       December 31,
                                              ------------------------------
                                                 1999               1998
                                              -----------        -----------
Assets:
 Investments (Notes 2 and 5)                  $49,404,326        $38,662,433
 Employer contribution receivable               1,332,960          1,247,835
                                              -----------        -----------
Net Assets Available for Benefits             $50,737,286        $39,910,268
                                              ===========        ===========



          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------

                                                               For the years ended December 31,
                                                               --------------------------------
                                                                   1999                 1998
                                                                   ----                 ----
Additions
---------
Contributions
    Employer                                                    $ 1,715,489          $ 1,866,590
    Employee                                                      2,322,694            2,294,964
                                                                -----------          -----------
                                                                  4,038,183            4,161,554
Investment income
    Interest and dividends                                        4,002,540            2,356,187

Net appreciation
    in fair value of investments                                  6,300,716            2,506,184
                                                                -----------          -----------
Total additions                                                  14,341,439            9,023,925

Deductions
----------
    Payments to participants                                     (3,661,533)          (1,044,489)
    Fees                                                             (1,903)              (1,702)
                                                                -----------          -----------
Total deductions                                                 (3,663,436)          (1,046,191)

Transfers
---------
    From Brown & Sharpe Employee Stock Owner-
      ship and Profit Participation Plan (ESOP)                       6,081               28,923
    From Brown & Sharpe Savings
      and Retirement Plan (SARP)                                    142,934              348,636
                                                                -----------          -----------
Net transfers                                                       149,015              377,559
                                                                -----------          -----------

Net increase                                                     10,827,018            8,355,293
Net assets, beginning of year                                    39,910,268           31,554,975
                                                                -----------          -----------
Net assets, end of year                                         $50,737,286          $39,910,268
                                                                ===========          ===========

See notes to the financial statements.

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
                         Notes To Financial Statements
                         -----------------------------

                    Years Ended December 31, 1999 and 1998
                    --------------------------------------


1.   Plan Description
     ----------------

     The following description of The Brown & Sharpe Savings and Retirement Plan for Management Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for more complete details.


     General
     -------

     The Plan is a defined contribution plan covering all eligible full-time salaried employees of Brown & Sharpe Manufacturing Company (the "Company") and its affiliated companies who participate in the Plan. Such employees are immediately eligible to make deferred salary contributions to the Plan. Six consecutive months of service is required to become a participant receiving Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.


     Contributions
     -------------

     The Plan permits a participant to make deferred salary contributions to the Plan up to 16% of compensation up to a maximum of $10,000 in 1999 and 1998, (indexed in future years) which is not subject to federal income tax until distributed. Contributions are invested at the direction of the employee in one or more investment alternatives, or "Funds," in multiples of 10%.

     The Company may, at the discretion of the Board of Directors, make a supplemental contribution of 4% of annual compensation plus 4% of the amount over the Social Security wage base to the account of each participant to be invested as instructed by the participant. The Company's supplemental contributions for 1999 and 1998 were $1,332,960 and $1,247,835, respectively.

     In addition, the Plan provides for a Company contribution, or subsidy, equal to one-quarter of the amount of each deferred salary contribution invested directly in the Company Stock Fund. Such Company contributions for 1999 and 1998 were $24,705 and $20,590, respectively.

     In addition, at the discretion of the Board of Directors, the Company may make a matching contribution equal to a percentage not to exceed 25% of the elective contribution, disregarding any elective contribution in excess of 6% of such eligible participant's salary for such Plan year. Such contributions for 1999 and 1998 were $357,824 and $598,165, respectively.


     Participant Accounts
     --------------------

     A separate account is established for each participant when enrolled in the Plan. Each participant's account is credited with (a) participant salary deferrals, (b) Company contributions and (c) Plan earnings. Guaranteed contract account earnings are valued on a monthly basis and are allocated to participants based on a pro rated basis.

                   -----------------------------------------
                    Years Ended December 31, 1999 and 1998
                    --------------------------------------


     Investments
     -----------

     The Plan assets are held in a trust administered by Putnam Fiduciary Trust Company as Trustee.

     Transfers between investment funds can be made subject to certain rules.

     The Company pays substantially all of the expenses associated with administering this Plan.



     Benefits
     --------

     A participant is always vested 100% in deferred salary contributions. Company stock purchased at a discount becomes 100% vested in Company contributions after 3 years of service. On January 1, 1998, the Company changed the vesting schedule to 5 years graduated 20 percent vesting per year. If the participant's service date was before January 1, 1998 and he/she was not vested then the vesting schedule is a three year schedule at 20 percent for the first two years and 100% in the third year.

     Upon termination of service, participants are eligible to receive the vested value of their account in a lump sum payment or, if retired, in equal annual installments over a 10-year period or deferred until a future date no later than age 70-1/2.

     Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.


2.   Summary of Significant Accounting Policies
     ------------------------------------------

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of management's estimates. Actual amounts could differ from these estimates.

     The Plan has adopted SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters," for the 1999 financial statement presentation. Accordingly, the fund by fund information under the previously disclosed footnote, "Allocation of Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits" has been eliminated.

     Investments, other than the Stable Value Fund, are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investment in the Putnam Stable Value Fund is stated at contract value defined as cost plus accrued interest less distributions to date, which approximates fair value. The Plan loans receivable are valued at their outstanding balances which approximate fair value. Purchases and sales of securities are reflected on a trade-date basis. The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

                   -----------------------------------------
                    Years Ended December 31, 1999 and 1998
                    --------------------------------------



3.   Tax Status
     ----------

     The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


4.   Plan Termination
     ----------------

     The Company adopted this Plan with a view to maintaining it permanently. However, the Company reserves the right to modify or amend the Plan from time to time, or to terminate the Plan, and to discontinue making contributions temporarily or permanently depending upon business and economic conditions. The Company cannot amend the Plan so as to deprive any participant of benefits already accrued under the Plan at the time of amendment, nor can the Company take back any contributions which it has made to the Plan except in limited circumstances involving factual error or contributions thought to be deductible which are not deductible. Should the Plan terminate, accounts would become fully vested, regardless of years of service, and would be paid to participants as directed by the Committee administering the Plan.


5.   Investments
     -----------

     Investments held greater than five percent of the Plan's net assets available for benefits at December 31, 1999 and 1998 are as follows:


                                                  1999               1998
                                                  ----               ----

     Putnam Stable Value Fund                  $ 6,178,386        $ 4,925,712
     The George Putnam Fund of Boston            5,123,075          5,681,762
     The Putnam Fund for Growth & Income         7,136,946          7,300,299
     Putnam Voyager Fund                        11,557,500          7,436,449
     Putnam New Opportunities Fund              16,622,992         10,347,530


     During the years ended December 31, 1999 and 1998 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,300,716 and $2,506,184 as follows:

                             1999              1998
                             ----              ----

 Mutual Funds            $ 7,812,858        $2,802,329
 Common Stock             (1,512,142)         (296,145)
                         -----------        ----------
                         $ 6,300,716        $2,506,184
                         ===========        ==========

                   -----------------------------------------
                     Years Ended December 31, 1999 and 1998
                     --------------------------------------

6.   Transactions with Parties-In-Interest
     -------------------------------------

     The Plan invests in mutual funds managed by Putnam Investments, who is also the Plan's recordkeeper and trustee. Therefore, these transactions qualify as party-in-interest.

     The following summarizes activity related to Brown & Sharpe capital stock during the years ended December 31, 1999 and 1998:

                                                                               1999                           1998
                                                                               ----                           ----

                                                                      Shares         Amount          Shares         Amount
                                                                      ------         ------          ------         ------

          Brown & Sharpe Manufacturing Company
          ------------------------------------
               Purchases of capital stock                           165,815.87      $796,267       233,123.44     $2,244,555
               Distributions of capital stock to participants         9,479.00        48,535        49,364.55         42,419
               Sales of capital stock, at market value               12,857.84        51,958       151,568.59      1,995,553
               Investment income/loss                                       --       (90,729)              --         44,180
               Stock held, at fair value                            334,331.86       710,455       190,852.83      1,526,823

                             SUPPLEMENTAL SCHEDULE
                             ---------------------

      Brown & Sharpe Savings and Retirement Plan for Management Employees
                     EIN No. 05-0113140       Plan No. 002
     Schedule H, Line 4i  Schedule of Assets Held for Investment Purposes
                    at End of Year as of December 31, 1999



        Shares or Face Value                                Description                                                Current Value
====================================================================================================================================

                                                The George Putnam Fund of Boston *
314,685.202 shares                              Balanced fund consisting of stocks and corporate                   $   5,123,075
                                                and government bonds


                                                Putnam New Opportunities Fund *
182,750.574 shares                              Long-term growth funds consisting of stock of                         16,622,992
                                                certain emerging industry groups that in Putnam
                                                Investments' view offer long-term growth potential


                                                Putnam Voyager Fund *
373,304.259 shares                              A combination of stocks of small companies expected                   11,557,500
                                                to grow over time in addition to stocks of larger more
                                                established corporations


                                                Brown & Sharpe Company Stock Fund *
334,331.862 shares                              Consisting of 334,331.862 shares of Brown & Sharpe                       710,455
                                                Class A & B Common Stock


                                                The Putnam Fund for Growth & Income *
380,637.144 shares                              A combination of attractive priced stocks of companies                 7,136,946
                                                viewed by Putnam to offer long-term growth potential
                                                while also providing income


                                                Brown & Sharpe Stable Value Fund
6,178,386 shares                                Putnam Stable Value Fund *                                             6,178,386
                                                                                                                 ---------------



SUB TOTAL ASSETS HELD FOR INVESTMENTS                                                                                 47,329,354
                                                                                                                 ---------------
* Identifies party-in-interest to the Plan


      Brown & Sharpe Savings and Retirement Plan for Management Employees
                     EIN No. 05-0113140       Plan No. 002
     Schedule H, Line 4i  Schedule of Assets Held for Investment Purposes
                    at End of Year as of December 31, 1999

Shares or Face Value                     Description                                        Current  Value
=============================================================================================================
                                   Putnam Diversified Income Trust *
16,774.101 shares                  Seeks income consistent with preservation                $   180,657
                                   of capital.  The fund invests in fixed income
                                   securities such as U.S. Government obligations,
                                   lower rated U.S. corporate debt and debt
                                   obligations of foreign governments.


                                   Putnam Asset Allocation - Growth Portfolio *
3,173.118 shares                   Invests in equities and fixed income securities.              48,231
                                   The fund is weighted more toward equity investments
                                   that traditionally return more than fixed income
                                   securities.


                                   Putnam Asset Allocation - Balanced Portfolio *
8,078.772 shares                   Invests in equities and fixed income securities.             104,701
                                   The fund takes a balanced approach between equities
                                   and fixed income investments regarding investment
                                   philosophy.


                                   Putnam Asset Allocation - Conservative Portfolio *
9,525.803 shares                   Invests in equity and fixed income securities                100,402
                                   weighted more towards the fixed income securities


                                   Putnam International Growth Fund *
30,856.828 shares                  Invests in companies located outside of the United           915,831
                                   States

                                   *Plan Loans Receivable  7% to 10.25%                         725,150
                                                                                            -----------

TOTAL ASSETS HELD FOR INVESTMENTS                                                           $49,404,326
                                                                                            ===========

* Identifies party-in-interest to the Plan

                        Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-77575, and 33-23603) pertaining to the Brown & Sharpe Savings and Retirement Plan for Management Employees of Brown & Sharpe Manufacturing Company of our report dated May 25, 2000, with respect to the financial statements and schedule of the Brown & Sharpe Savings and Retirement Plan for Management Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1999.



                                  ERNST & YOUNG LLP



Providence, Rhode Island
June 19, 2000